Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hydro One Inc.

We consent to the use of our report, dated February 11, 2015, with respect to the consolidated financial statements included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-190657) on Form F-10 of Hydro One Inc.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 27, 2015

Toronto, Canada